UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

The Female Health Company
(Name of Subject Company)

The Female Health Company
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

314462102
(CUSIP Number of Class of Securities)

O.B. Parrish
Chairman of the Board of Directors, Chief Executive Officer and President
The Female Health Company
515 North State Street, Suite 2225
Chicago, Illinois 60610
(312) 595-9123
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
James M. Bedore, Esq.
Benjamin G. Lombard, Esq.
Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 2100
Milwaukee, Wisconsin 53202
(414) 298-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a)  Subject Company. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is The Female Health Company, a Wisconsin corporation ("FHC" or the "Company"). The address of the principal executive offices of the Company is 515 North State Street, Suite 2225, Chicago, Illinois 60610, and its telephone number is (312) 595-9123.

(b)  Class of Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock"). As of the close of business on March 30, 2007, there were 24,601,861 shares of Common Stock outstanding. The Common Stock is traded on the OTC Bulletin Board under the symbol "FHCO."

Item 2.  Identity and Background of Filing Person.

(a)  Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b)  Tender Offer. This Schedule 14D-9 relates to a tender offer by Red Oak Fund, L.P. (the "Purchaser"), a Delaware limited liability company, disclosed in a Tender Offer Statement on Schedule TO, dated March 30, 2007 (as amended or supplemented from time to time, the "Schedule TO"), to purchase up to 1,200,000 shares of Common Stock at a purchase price of $2.27 per share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 30, 2007 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"). The Schedule TO was filed with the Securities and Exchange Commission (the "SEC") on March 30, 2007. According to the Offer to Purchase, the Offer will expire at 5:00 P.M., New York Time, on April 30, 2007, unless the Offer is extended. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

This description of the terms of the Offer is qualified in its entirety by reference to the Offer to Purchase, Letter of Transmittal and other related materials.

As set forth in the Schedule TO, the address of the principal executive offices of the Purchaser is 145 Fourth Avenue, Suite 15A, New York, New York 10003, and its telephone number is (212) 614-8952.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, there are no agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) the Purchaser or its executive officers, directors or affiliates.

2007 Proxy Statement

Information regarding any agreements, arrangements and understandings and any actual or potential conflicts of interest is included in the following sections of the Company’s Proxy Statement filed on Schedule 14A with the SEC on February 20, 2007 (the "2007 Proxy Statement"), which sections are filed as Exhibit (e)(1) hereto and are incorporated herein by reference: "Election of Directors" on pages 2-4 of the 2007 Proxy Statement, "Director Compensation and Benefits" on page 8 of the 2007 Proxy Statement, "Executive Officers" on pages 8-9 of the 2007 Proxy Statement, "Executive Compensation" on pages 10-12 of the 2007 Proxy Statement and "Certain Relationships and Related Transactions" on page 15 of the 2007 Proxy Statement.

Since the filing of the 2007 Proxy Statement, Robert R. Zic resigned as the Vice President-Finance of the Company on March 29, 2007.

Director and Officer Exculpation, Indemnification and Insurance

    Pursuant to sections 180.0850 to 180.0859 of the Wisconsin Business Corporation Law, the Company's directors and officers are entitled to mandatory indemnification from the Company against certain liabilities and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding and (ii) in proceedings in which the director or officer is not successful in the defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his or her duties to the Company and such breach or failure constitutes: (a) willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. It should be noted that section 180.0859 of the Wisconsin Business Corporation Law specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted under sections 180.0850 to 180.0858 as described above. Additionally, under the Wisconsin Business Corporation Law, the Company's directors are not subject to personal liability to us, our shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as such directors, except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

    Consistent with sections 180.0850 to 180.0859 of the Wisconsin Business Corporation Law, Article VIII of the Company's Amended and Restated By-Laws provides that the Company shall indemnify any person in connection with legal proceedings threatened or brought against him by reason of his present or past status as one of the Company's officers or directors in the circumstances described above. Article VIII of the Amended and Restated By-Laws also provides that the Company's directors are not subject to personal liability to the Company, its shareholders or persons asserting rights on behalf thereof, as provided in the Wisconsin Business Corporation Law. The Amended and Restated By-Laws also contain a nonexclusivity clause which provides in substance that the indemnification rights under the Amended and Restated By-Laws shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement with the Company, any Amended and Restated By-Law or otherwise.

Standstill Agreement

See Item 4(b) below for a description of the Standstill Agreement that the Company entered into with the Purchaser on March 28, 2007.

Item 4. The Solicitation or Recommendation.

(a)  Solicitation Recommendation—No Opinion/Remaining Neutral Toward the Offer.

The FHC Board is expressing no opinion to the Company's shareholders and is remaining neutral with respect to the Offer. The FHC Board has not made a determination whether the Offer is fair to or in the best interests of the Company's shareholders and is not making a recommendation regarding whether the FHC shareholders should accept the Offer and tender their shares, and if so how many shares to tender, or reject the Offer and not tender their shares.

The FHC Board has determined that a shareholder’s decision on whether or not to tender its shares in the Offer and, if so, how many shares to tender, is a personal investment decision based upon each individual shareholder’s particular circumstances. The FHC Board urges each shareholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price in light of the shareholder’s own investment objectives, the shareholder’s views as to prospects and outlook, the factors considered by the FHC Board as described below and any other factors that the shareholder deems relevant to its investment decision. The FHC Board also urges each shareholder to consult with its financial and tax advisors regarding the Offer. The FHC Board notes that it observed that acceptance of the Offer would permit a shareholder to realize a premium to the trading price of the shares prior to the announcement of the Offer by the Purchaser, subject to the risk of the Offer being oversubscribed and the shares purchased on a pro rata basis, whereas a decision not to tender in the Offer would permit shareholders who believe the shares have a greater intrinsic value to realize greater long-term value if their view of the greater intrinsic value of the shares is recognized in the trading market.

On April 11, 2007, the Company issued a press release stating that the FHC Board had determined to express no opinion to its shareholders and to remain neutral with respect to the Offer. A copy of the Company's press release is filed herewith as Exhibit (a)(2) hereto and is incorporated herein by reference.

(b)  Background and Reasons for the FHC Board’s Position.

Background

The Purchaser originally contacted the Company's Chief Executive Officer in December 2006 to advise the Company that the Purchaser was a shareholder who wished to become a more significant shareholder but had not found shares of Common Stock available in the over-the-counter market. From time to time the Company's management attempted to help the Purchaser identify shares that might be available for purchase.

In February 2007, the Purchaser advised FHC’s management that the Purchaser remained interested in acquiring additional shares of Common Stock and was considering a partial tender offer which would result in the Purchaser owning a larger, but non-controlling, position in the Company. The Purchaser informally requested access to the Company's shareholder list and consent to request the Company's transfer agent to serve as Depositary. After such request, the Company held discussions with the Purchaser concerning the Purchaser's desire to make a partial tender offer and negotiated a standstill agreement (the "Standstill Agreement"), which was executed as of March 28, 2007. The key provisions of the Standstill Agreement are:

•
The Purchaser agreed not to acquire more than 15% of the Company's outstanding voting shares until the earlier of one year from March 28, 2007 or nine months from the expiration of the Offer (the "Standstill Period").

•
During the Standstill Period, the Purchaser will not seek representation on the FHC board of directors, or propose any merger, sale of assets, other business combination or other extraordinary corporate transaction with FHC (including recapitalizations, dividends, share repurchases, and liquidations or other transactions which could result in a change of control) or encourage or solicit any other person to do so.

•	The Purchaser agreed during the Standstill Period not to solicit any proxies or make any shareholder proposals to FHC.

•
The Purchaser agreed not to enter into any voting trust or voting agreement with other persons with respect to FHC, form a "group" with respect to FHC which must be reported on Schedule 13D or otherwise seek to exercise control or influence over the management, board of directors or policies of FHC, during the Standstill Period.

•
The Purchaser also agreed that during the Standstill Period and until the 2008 annual meeting of FHC it would vote in accordance with the recommendations of the FHC board of directors with respect to the election of directors and other matters, subject to certain exceptions described below.

•
FHC agreed to grant the Purchaser access to its shareholder list in order to permit the Offer to proceed and agreed to instruct its Transfer Agent that FHC has no objection if FHC’s Transfer Agent serves as Depositary with respect to the Offer.

•	The Purchaser agreed not to engage in "short sales" of FHC shares during the Standstill Period.

The Purchaser’s agreements about actions during the Standstill Period are suspended if a third party files a Schedule 13D indicating that it has acquired beneficial ownership of 15% or more of the voting securities of FHC which expresses an intention or possible intention to assume control of FHC, or if a third party commences a tender offer seeking to acquire beneficial ownership of 15% or more of the voting power of FHC, or if any third party commences a proxy solicitation intended to change a majority of the members of the board of directors of FHC. Likewise, if FHC signs any agreement providing for a change of control, the restrictions imposed on the Purchaser by the Standstill Agreement will be suspended. In addition, the agreement of the Purchaser to vote in accordance with the recommendations of the board of directors of FHC does not require the Purchaser to vote in favor of any merger, sale of assets or similar transaction and does not require the Purchaser to vote in favor of a compensation plan if Institutional Shareholder Services or a similar firm has recommended a "no" vote with respect to such plan. A copy of the Standstill Agreement has been filed with the SEC as Exhibit (e)(2) to this Schedule 14d-9.

Reasons for the FHC Board’s Position

In evaluating the Offer and determining to express no opinion to the Company's shareholders and to remain neutral with respect to the Offer, the FHC Board consulted with the Company’s senior management and legal counsel and considered a number of factors. The factors that the FHC Board believed were in favor of expressing no opinion to the Company's shareholders and remaining neutral with respect to the Offer included the following:

•
Not a Change of Control Transaction. The FHC Board considered that the Offer would not by itself result in a change of control of the Company and that the FHC Board expected that the Company would continue to be an independent company and that the Common Stock would continue to be publicly traded following the completion of the Offer, regardless of whether the Offer is successfully completed by the Purchaser.

•
Individual Investment Decision. The FHC Board considered that each shareholder could make an independent judgment of whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer based on all of the available information. Personal considerations that the FHC Board believed may be relevant to this decision include:

  •  the shareholder’s determination of the adequacy of the Offer Price in light of the shareholder’s own investment objectives;

  •  the shareholder’s views as to the Company’s prospects and outlook or the likelihood that the Company will enter into a strategic transaction that will include a change of control premium to be paid to the Company's shareholders that is larger than any premium paid in the Offer;

  •  the shareholder’s need for liquidity or diversification of its investment portfolio;

  •  other investment opportunities, including other types of investments, available to the shareholder;

  •  whether the shareholder requires current income on its investment in the Company;

  •  the shareholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the shareholder may wish to consult with competent investment professionals;

  •  the shareholder’s assessment of the prospects of companies engaged in selling consumer health products such as the female condom and of small business issuers such as the Company, with respect to which the shareholder may wish to consult with competent investment professionals;

  •  the tax consequences to the shareholder of participating in the Offer, for which the shareholder may wish to consult with competent tax advisors; and

  •  the factors considered by the FHC Board as described herein and any other factors that the shareholder deems relevant to its investment decision.

•
Offer Price Compared to Market Price. Since March 29, 2007, the day on which the Purchaser announced its intention to commence the Offer, the trading price of the Common Stock on the OTC Bulletin Board has generally traded slightly below the Offer Price. For example, on April 10, 2007, the last trading date prior to the filing of this Schedule 14D-9, the Common Stock traded at a price as high as $2.25 per share. The FHC Board determined that it cannot predict the price at which the Common Stock will trade on the OTC Bulletin Board in the future, including as compared to the Offer Price. Shareholders should get current market stock price information on the Common Stock, as well as information on comparative broker’s commissions, before tendering any shares in the Offer, as a shareholder who wants to tender some or all of its Shares in the Offer may be able to obtain a higher price for such shares (net of broker’s commissions) by selling such shares on the OTC Bulletin Board.

•	Ability to Change Recommendation. The FHC Board considered the fact that the FHC Board can change its position and make a recommendation to the Company's shareholders with respect to the Offer at a later time prior to the expiration of the Offer, including if there is a change of events or circumstances or additional information comes to the attention of the FHC Board. The FHC Board considered that the Company's shareholders who tender their shares in the Offer would have withdrawal rights as provided in the Offer to Purchase and could withdraw Shares tendered in the Offer prior to the expiration of the Offer if they desire to do so based on any changes to the FHC Board’s position with respect to the Offer or otherwise.

As part of its consideration of its position with respect to the Offer, the FHC Board also recognized that there were certain factors that may be in favor of recommending that the Company's shareholders reject the Offer and not tender their shares in the Offer and certain factors that may be in favor of recommending that shareholders accept the Offer and tender their shares in the Offer.

The factors that the FHC Board considered were in favor of recommending that the Company's shareholders reject the Offer and not tender their shares in the Offer included the following:

•
Shares Purchased in the Offer will not Benefit from any Future Increase in Value of the Common Stock. The FHC Board considered the fact that the nature of the Offer as a cash transaction would prevent the Company's shareholders who tender their shares of Common Stock in the Offer from being able to participate in any value creation of the Company (whether by the Company or otherwise) that could be generated going forward.

•
Possibility of Alternative Strategic Transactions. The FHC Board considered that shareholders whose shares of Common Stock are tendered and purchased in the Offer will not participate in any future strategic transactions involving the Company, such as a sale of the Company or a significant part of its assets or capital stock. Although no such transaction is pending or contemplated at this time, FHC cannot predict if or when any such transaction may result in the future and, if such a transaction were to occur, whether the terms of any such transaction would be more favorable or less favorable to the Company's shareholders than the Offer.

•
Effect of Successful Completion of the Offer in Making the Purchaser a Large Shareholder. The FHC Board considered the fact that if the Offer is fully subscribed for and is completed by the Purchaser, the Purchaser will become a large shareholder of the Company, with approximately 6.9% of the outstanding shares of Common Stock (based on the information contained in the Offer to Purchase). In that capacity, the Purchaser's influence over the Company and its policies may be greater than its current influence, and such influence on the Company may have effects on the Company’s business strategy, policies or performance. The Standstill Agreement does prohibit the Purchaser from acquiring more than 15% of the Company's voting shares during the Standstill Period and imposes other restrictions on the Purchaser during the Standstill Period. However, those limits will lapse at the end of the Standstill Period and also are suspended earlier upon certain events as described under "Background" above in this Item 4(b).

•
Pro Ration. The FHC Board also considered that if the Offer is oversubscribed, the Purchaser may not Aaccept for purchase all of the shares tendered in accordance with the pro ration mechanism set forth in the Offer to Purchase, and as a result a shareholder may not be able to dispose of all of its shares of Common Stock in the Offer even if it wishes to do so.

•
Tax Treatment. The FHC Board considered the fact that gains from the sale of shares of Common Stock to the Purchaser in the Offer would be taxable for U.S. federal income tax purposes to the Company's shareholders who tender their shares in the Offer.

The factors that the FHC Board considered were in favor of recommending that the Company's shareholders accept the Offer and tender their shares in the Offer included the following:

•
Offer Price Represents a Premium to Pre-Announcement Trading Price. The FHC Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represented a premium of $0.15 per share, or approximately 7.0% over the $2.12 closing price per share of the Common Stock on the OTC Bulletin Board on March 28, 2007, the last trading day prior to the announcement by the Purchaser of its intention to commence the Offer.

•
Shares Purchased in the Offer will not be Subject to Company Operation Risk. The FHC Board considered that the Offer provides for a cash tender offer for Shares to the Company's shareholders, thereby enabling shareholders to obtain a premium value to prior market prices of their shares in exchange for their shares and eliminating many risks and uncertainties that come with owning shares of the Common Stock, including those related to the performance of FHC, the industry in which FHC operates, the financial markets and prices at which other offerors may be willing to pay for their shares of Common Stock.

The FHC Board determined that, in light of these factors, it should express no opinion to the Company's shareholders and should remain neutral with respect to the Offer. The FHC Board has determined that a shareholder’s decision on whether or not to tender its shares in the Offer and, if so, how many shares to tender, is a personal investment decision based upon each individual shareholder’s particular circumstances. The FHC Board urges each shareholder to make its own decision regarding the Offer based on all of the available information, including the factors considered by the FHC Board as described above and any other factors that the shareholder deems relevant to its investment decision. The FHC Board also urges each shareholder to consult with its financial and tax advisors regarding the Offer.

The foregoing discussion of information and factors considered by the FHC Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer, the FHC Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the FHC Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective positions, the members of the FHC Board were aware of the interests of executive officers and directors of the Company as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(c)  Intent to Tender.

To the Company’s knowledge after reasonable inquiry, neither the Company nor any of the Company’s executive officers, directors, affiliates or subsidiaries currently intend to tender shares of Common Stock held of record or beneficially by them in the Offer, other than Stephen M. Dearholt, who has indicated that he may tender up to 100,000 shares in the Offer. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Neither the Company, nor any person acting on its behalf, has directly or, to its knowledge, indirectly, employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer.

Item 6. Interest in Securities of the Subject Company.

Other than set forth below, to the Company’s knowledge after reasonable inquiry, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

On February 21, 2007, Stephen M. Dearholt sold 100,000 shares of Common Stock at a price of $1.97 per share to the Purchaser.  On April 9, 2007, Stephen M. Dearholt exercised 200,000 warrants at an exercise price of $1.16 per share on a cashless basis, receiving 95,495 shares of Common Stock on exercise.

Michael Pope sold 4,000 shares of Common Stock at a price of $1.955 per share on February 20, 2007 and 8,000 shares of Common Stock at a price of $1.91 per share on February 16, 2007.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a)  Except as indicated in Item 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer that relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b)  Except as indicated in Item 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company or any subsidiary of the Company.

(c)  Except as indicated in Item 4 above, there are no transactions, resolutions of the FHC Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

State Takeover Laws

The Company is incorporated under the laws of the State of Wisconsin. Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of public corporations such as the Company which are held by any person holding in excess of 20% of the voting power of our stock shall be limited to 10% of the full voting power of the shares. This statutory voting restriction does not apply to shares acquired directly from the Company, acquired in a transaction incident to which the Company's shareholders vote to restore the full voting power of the shares and under other circumstances more fully described in section 180.1150. In addition, this statutory voting restriction is not applicable to shares of Common Stock acquired before April 22, 1986.

Section 180.1141 of the Wisconsin Business Corporation Law provides that a "resident domestic corporation," such as the Company, may not engage in a "business combination" with a person beneficially owning 10% or more of the voting power of the Company's outstanding stock for three years after the date the interested shareholder acquired his 10% or greater interest, unless the business combination or the acquisition of the 10% or greater interest was approved before the stock acquisition date by our Board of Directors. After the three-year period, a business combination that was not so approved can be completed only if it is approved by a majority of the outstanding voting shares not held by the interested shareholder or is made at a specified price intended to provide a fair price for the shares held by noninterested shareholders. Section 180.1141 is not applicable to shares of common stock acquired by a shareholder prior to the registration of the common stock under the Securities Exchange Act of 1934 and shares acquired before September 10, 1987.

In the Standstill Agreement, FHC and the Purchaser agreed that neither the execution and delivery of the Standstill Agreement by FHC nor any action taken by FHC or its Board of Directors in connection with the Standstill Agreement or the transactions contemplated by the Standstill Agreement would constitute any approval by the Company or its Board of Directors of any acquisition of the Company's voting securities by the Purchaser or any other transaction by the Purchaser for purposes of, or would create any exemption from, the requirements of any state takeover laws.

Appraisal Rights

The Company's shareholders do not have appraisal rights in connection with the Offer.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 30, 2007.*

(a)(1)(B)	Forms of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from Red Oak Fund, L.P. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 30, 2007.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 30, 2007.*

(a)(1)(F)	Letter from Red Oak Fund, L.P. to Shareholders.*

(a)(1)(G)	Form of Summary Advertisement published in Investor's Business Daily on March 31, 2007.*

(a)(1)(H)	Press release issued by Red Oak Fund, L.P., dated March 29, 2007 (incorporated by reference to the pre-commencement Schedule TO-C filed by Red Oak Fund, L.P. on March 29, 2007).

(a)(2)	Press release issued by The Female Health Company, dated April 11, 2007.

(a)(3)	Not Applicable

(a)(4)	Not Applicable

(a)(5)	Not Applicable

(e)(1)	Excerpts from The Female Health Company's Proxy Statement filed by The Female Health Company on Schedule 14A on February 20, 2007.

(e)(2)
Standstill Agreement, dated as of March 28, 2007, between The Female Health Company and Red Oak Fund, L.P. (incorporated by reference to the Form 8-K filed by The Female Health Company on March 30, 2007).

(e)(3)
Amended and Restated Articles of Incorporation of The Female Health Company (incorporated by reference to the registration statement on Form SB-2 of The Female Health Company filed on October 19, 1999).

(e)(4)	Amended and Restated By-Laws of The Female Health Company (incorporated by reference to the registration statement on Form S-18 of The Female Health Company filed on May 25, 1990).

(g)	Not Applicable
_______________

* Incorporated by reference to the Schedule TO filed by Red Oak Fund, L.P. on March 30, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE FEMALE HEALTH COMPANY
Date: April 11, 2007
BY   /s/ O.B. Parrish
     O.B. Parrish, Chairman of the Board of Directors,
       Chief Executive Officer and President